                              SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                    RATIOS OF EARNINGS TO FIXED CHARGES

                                                           (Thousands of Dollars)

                                                                       Year Ended December 31,
                                            ------------------------------------------------------------------------------
                                               1997        1998         1999          2000           2001           2002
                                            ---------  ------------  ----------   -----------    -----------   -----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)       $ 1,049,866   $   999,910  $   992,354    $(1,456,584)   $ 3,192,815   $ 1,831,335
Add:
  Taxes on income (2)                        520,468       442,356      438,006     (1,021,452)     1,658,033       641,786
  Rentals (3)                                  2,639         2,208        1,901          2,905          2,128         1,240
  Allocable portion of interest
         on long-term Contracts for
         the purchase of power (4)             1,797         1,767        1,735          1,699          1,659         1,616
  Amortization of previously capitalized
         fixed charges                         1,127         1,571        1,508          1,390          1,083         1,440
                                           ----------    ----------  -----------   ------------   -----------   -----------
Total earnings before income
  taxes and fixed charges (A)            $ 1,575,897   $ 1,447,812  $ 1,435,504    $(2,472,042)   $ 4,855,718   $ 2,477,417
                                           ==========    ==========  ===========   ============   ===========   ===========

FIXED CHARGES:
  Interest and amortization              $   444,272   $   484,788  $   482,933   $    571,760   $   784,858   $   584,442
  Rentals (3)                                  2,639         2,208        1,901          2,905         2,128         1,240
  Capitalized fixed charges -
         nuclear fuel (5)                      2,398         1,294        1,211          1,538           756           520
  Allocable portion of interest on
         long-term contracts for
         the purchase of power (4)             1,797         1,767        1,735          1,699         1,659         1,616
                                           ----------    ----------  -----------   ------------   -----------   -----------
Total fixed charges (B)                  $   451,106   $   490,057  $   487,780   $    577,902   $   789,401   $   587,818
                                           ==========    ==========  ===========   ============   ===========   ===========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                      3.49          2.95         2.94         (4.28)(6)       6.15          4.21
                                           ==========    ==========  ===========   =============  ===========   ===========

(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5) Includes fixed charges associated with Nuclear Fuel.
(6) Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.